NO ACT

11-11-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008356

November 16, 2015

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 11-16-15

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.

Dear Mr. Levoff:

This is in regard to your letter dated November 11, 2015 concerning the shareholder proposals submitted by Arjuna Capital/Baldwin Brothers Inc. on behalf of Adam Seitchik and Pax World Mutual Funds for inclusion in Apple's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals and that Apple therefore withdraws its October 16, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

Heather Smith
Pax World Management LLC
hsmith@paxworld.com



November 11, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc. Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf Adam Seitchik and Shareholder Proposal of Pax World Mutual Funds

Dear Ladies and Gentlemen:

On October 16, 2015, Apple Inc. (the "***Company***") submitted to the staff a letter requesting the staff's concurrence that the Company may exclude from its proxy materials for its 2016 Annual Meeting of Shareholders two shareholder proposals (the "***Proposals***"), one submitted by Arjuna Capital/Baldwin Brothers Inc. ("***Arjuna***") on behalf of Adam Seitchik and the other submitted by Pax World Mutual Funds ("***Pax World***" and together with Arjuna, the "***Proponents***").

On November 10, 2015, Arjuna submitted to the Company an email withdrawing its proposal. A copy of Arjuna's withdrawal email is attached as Exhibit A. On November 10, 2015, Pax World submitted to the Company an email withdrawing its proposal. A copy of Pax World's withdrawal email is attached as Exhibit B. Because the Proponents have withdrawn their respective proposals, the Company also hereby withdraws its request for a no-action letter relating to the Proposals.

A copy of this letter also is being provided simultaneously to Arjuna and Pax World.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel
Corporate Law

Attachments

cc: Arjuna Capital/Baldwin Brothers Inc.
cc: Pax World Mutual Funds

EXHIBIT A

Arjuna Withdrawal Letter

From: **Natasha Lamb** natasha@arjuna-capital.com
Subject: Re: AAPL Shareholder Proposal
Date: November 10, 2015 at 2:33 PM
To: Jung-Kyu McCann jungkyu_mccann@apple.com
Cc: Gene Levoff glevoff@apple.com



I confirm. Thank you.
Natasha

Sent from my iPhone

> On Nov 10, 2015, at 5:22 PM, Jung-Kyu McCann <jungkyu_mccann@apple.com> wrote:
>
> Hello Natasha,
>
> Would you mind confirming your withdrawal of the shareholder proposal? Thanks so much.
>
> Jung
>
>> On Nov 9, 2015, at 4:53 PM, Jung-Kyu McCann <jungkyu_mccann@apple.com> wrote:
>>
>> Natasha,
>>
>> Thank you for your email. With our sincere apologies, we have to re-schedule our November 20 call as two participants will be out of town (unexpectedly). We are confirming availability in the first two weeks of December and will get back to you tomorrow. If you like, we can consider your withdrawal "on hold" until we re-schedule.
>>
>> Gene and Jung
>>
>>> On Nov 9, 2015, at 10:49 AM, Natasha Lamb <natasha@arjuna-capital.com> wrote:
>>>
>>> Dear Mr McCann and Mr Levoff,
>>>
>>> Arjuna Capital, on behalf of Adam Seitchik, withdraws the shareholder

proposal submitted to Apple Inc. on behalf of Mr. Seitchik on
September
23, 2015 regarding gender pay equality. This is due to a commitment
by the
Company to engage in an ongoing dialog regarding gender pay
equality with
Arjuna Capital and Pax World. We look forward to a productive dialog.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement

On 11/9/15, 1:40 PM, "jung@apple.com on behalf of Jung-Kyu
McCann"
<jung@apple.com on behalf of jungkyu_mccann@apple.com> wrote:

> Hello Natasha,
>
> We look forward to speaking with you again on November 20. Would
> you
> mind sending us an email regarding withdrawal of the proposal?
> Thanks so
> much!
>
> Jung

EXHIBIT B

Pax World Withdrawal Letter

From: **Heather Smith** hsmith@paxworld.com
Subject: RE: AAPL shareholder proposal
Date: November 10, 2015 at 2:16 PM
To: Jung-Kyu McCann jungkyu_mccann@apple.com, David Loehwing dloehwing@paxworld.com
Cc: Gene Levoff glevoff@apple.com



Hi Jung,

We look forward to speaking with you on December 11th. Pursuant to our discussion on November 5, 2015, Pax World agrees to withdraw our shareholder proposal regarding pay equity for consideration at the 2016 annual shareholder meeting in exchange for Apple withdrawing the No-Action request it filed in response to our proposal and a continuing dialogue with us on this issue.

Thanks, and we look forward to continuing the dialogue!

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow St., Suite 400
Portsmouth, NH 03801

603-501-7351
603-431-8732 (fax)
www.paxworld.com

-----Original Message-----
From: jung@apple.com [mailto:jung@apple.com] On Behalf Of Jung-Kyu McCann
Sent: Monday, November 09, 2015 1:36 PM
To: David Loehwing <dloehwing@paxworld.com>; Heather Smith <hsmith@paxworld.com>
Cc: Gene Levoff <glevoff@apple.com>
Subject: AAPL shareholder proposal

Hello David and Heather,

We look forward to speaking with you again on November 20. Would you mind sending us an email regarding withdrawal of the proposal? Thanks so much!

Jung



Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(7)
Rule 14a-8(i)(11)

October 16, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Adam Seitchik
Shareholder Proposal of Pax World Mutual Funds

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the two shareholder proposals enclosed (the "***Proposals***") and their accompanying supporting statements (the "***Supporting Statements***") submitted by Arjuna Capital/Baldwin Brothers Inc. on behalf of Adam Seitchik ("***Arjuna***") and by Pax World Mutual Funds ("***Pax World***" and together with Arjuna, the "***Proponents***") from the Company's proxy materials for its 2016 Annual Meeting of Shareholders (the "***2016 Proxy Materials***"). The proposal submitted by Arjuna is referred to below as the "***Arjuna Proposal***" and the proposal submitted by Pax World is referred to as the "***Pax World Proposal***."

Copies of the Pax World Proposal and the supporting statement (the "***Pax World Supporting Statement***") together with the cover letter submitting the Pax World Proposal, and other correspondence relating to the Pax World Proposal are attached hereto as Exhibit A. Copies of the Arjuna Proposal and the supporting statement (the "***Arjuna Supporting Statement***") together with the cover letter submitting the Arjuna Proposal, and other correspondence relating to the Arjuna Proposal are attached hereto as Exhibit B.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this submission is being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this submission also is being sent to the Proponents. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponents that, if the Proponents elect to submit additional correspondence to the Commission or the staff relating to the Proposals, the Proponents should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via email at the address noted in the last paragraph of this letter.

The Company intends to file its definitive 2016 Proxy Materials with the Commission more than 80 days after the date of this letter.

THE PROPOSALS

On September 21, 2015, the Company received from Pax World, as an attachment to an email, a letter submitting the Pax World Proposal for inclusion in the Company's 2016 Proxy Materials. The Pax World Proposal reads as follows:

> Resolved: Shareholders request Apple prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.
>
> In order for investors to assess Apple's strategy and performance, the report should include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets.

On September 23, 2015, the Company received from Arjuna, as an attachment to an email, a letter submitting the Arjuna Proposal for inclusion in the Company's 2016 Proxy Materials. The Proposal reads as follows:

> Resolved: Shareholders request Apple prepare a report by August 2015, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

The Arjuna Supporting Statement reads as follows:

> Supporting Statement: A report adequate for investors to assess Apple's strategy and performance would include the percentage pay gap

between male and female employees, policies to improve performance, and quantitative reduction targets.

BASES FOR EXCLUSION OF THE PROPOSALS

As discussed more fully below, the Company believes it may omit the Proposals from its 2016 Proxy Materials in reliance on (i) Rule 14a-8(i)(3) because the Proposals are vague and indefinite and (ii) Rule 14a-8(i)(7), because the Proposals relate to the Company's ordinary business operations. Separately, the Company believes it may omit the Arjuna Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. Alternatively, if the staff disagrees that the Pax World Proposal and the Arjuna Proposal are excludable pursuant to any of the foregoing bases, the Company believes the Arjuna Proposal can be omitted from its 2016 Proxy Materials under Rule 14a-8(i)(11) because the Arjuna Proposal is substantially duplicative of the Pax World Proposal.

I. Rule 14a-8(i)(3) – The Proposals Are Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004) ("***SLB 14B***").

Under this standard, the staff has routinely permitted exclusion of proposals that fail to define key terms or otherwise fail to provide sufficient clarity or guidance to enable either shareholders or the company to understand how the proposal would be implemented. In *Pfizer Inc.* (Dec. 22, 2014), for example, the staff allowed exclusion of a proposal as vague and indefinite where the proposal requested a policy that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship." *See also The Boeing Company* (Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *Prudential Financial, Inc.* (Feb. 16, 2007) (allowing exclusion of a proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" because it failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Company* (Feb. 5, 2003) (allowing exclusion of a proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" because it failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation).

The staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing interpretations, such that shareholders in voting on the proposal and the company in implementing it might be uncertain what the proposal calls for or reach different conclusions regarding the manner in which it should be implemented. Ambiguities in a proposal may render the proposal materially misleading, because "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (allowing exclusion of a proposal requesting a prohibition on "any major shareholder . . . which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders," where the "meaning and application of terms and conditions in the proposal (including, but not limited to: "any major shareholder," "assets/interest" and "obtaining control") would be subject to differing interpretations). Similarly, in *General Electric Co.* (Feb. 5, 2003), the staff permitted exclusion of a proposal requesting that the board "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees," where the proposal failed to define critical terms such as "compensation" and "average wage" and also failed to provide guidance on how the proposal should be implemented. *See also General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that vesting of equity awards would not accelerate upon a change of control, other than on a pro rata basis, where it was unclear what "pro rata" meant); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal).

As discussed below, the Proposals suffer from both of these defects as they fail to define or clarify several key terms and, as a result, are subject to multiple interpretations regarding the manner in which they would be implemented.

A. The Proposals Fail to Define "Percentage Pay Gap Between Male and Female Employees"

The Pax Proposal requests that the Company prepare a report on the company's policies and goals to reduce the gender pay gap, which "should include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets." Similarly, the Arjuna Supporting Statement notes that an adequate report "would include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets."

The Proposals do not, however, define what is meant by the "percentage pay gap between male and female employees." The comparison of compensation between and among employees could be accomplished using any one of various methods, each of which could produce significantly different outcomes. For example, in the Commission's recent adopting release relating to the Commission's final pay ratio rule, the Commission dedicated significant portions of the adopting release to the discussion of different considerations associated with calculating the required ratio comparing the compensation of the CEO and all other employees. *See* Exchange Act Release No. 34-75610, Final Rule for Pay Ratio

Disclosure, 80 Fed. Reg. 50104 (Aug. 5, 2015). Notably, the adopting release discussed various factors associated with computing the required ratio, such as: (i) using cash compensation or taxable wages or another measure that approximates annual total compensation; (ii) annualizing compensation of part-time employees; (iii) including seasonal or part-time workforce; and (iv) utilizing cost-of-living adjustments across the workforce.

In addition, significant differences in attempting to calculate compensation levels between and among employees could arise if certain compensation elements are included or excluded from the computation. For example, if the comparison is calculated only with respect to base salary, the percentage may differ significantly than if the comparison were done including the value of other benefits such as equity-based compensation, compensation associated with multi-year incentive compensation, pension or deferred compensation benefits, and perquisites and other personal benefits. Similarly, the Proposals provide no guidance as to how any of the potential compensatory items should be valued for purposes of the computation. For example, should the value of any equity-based awards be predicated on the grant date fair value as would be required in the Summary Compensation Table under Regulation S-K Item 402? Or, should the value of equity-based awards be calculated using the compensation cost of all outstanding awards for each individual over the anticipated service period?

Moreover, it is unclear how the Company should identify the appropriate population for the requested comparison among different employees. For example, the Company could elect to simply sum the compensation of all male employees and all female employees (using any one of the various means of identifying and calculating "pay" for such employees outlined above) and dividing that sum by the total number of male and female employees, respectively, of the Company to derive the comparison. On the other hand, the Company may elect to identify the compensation of an average or median compensated male and female employee and compare their pay (again, using one of the various possible methodologies outlined above).

As these variables show, neither the shareholders voting on the Proposals, nor the Company in implementing the Proposals (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposals require as a result of the Proposals' failure to define the term "percentage pay gap."

Furthermore, the report requested by the Proposals seeks "quantitative reduction targets." Based on the various permutations of how any "pay gap" may be calculated as described above, any "quantitative reduction targets" could similarly be significantly impacted by the methodology selected by the Company. These "targets," therefore, may be different from the targets sought or expected by some shareholders voting on the Proposals than targets sought or expected by other shareholders or targets provided by the Company.

The Company acknowledges that there are rules limiting the length of the Proposals. However, prior proposals received by other companies regarding gender pay equity provided guidance and requested specific information regarding gender pay equity. *See e.g., Verizon Communications Inc.* (Jan. 26, 2004) (requesting a report documenting "the distribution of **2003 stock options** by race and gender of the recipient of the stock options (i.e. percentage of options received by white men, white women,

African-American men, African-American women and so on)") (emphasis added); *R.R. Donnelly & Sons Co.* (Jan. 6, 1999) (requesting a report disclosing whether women and minority employees are paid equitability relative to men and non-minorities for **"performing similar jobs with comparable skills"**) (emphasis added). In contrast to the above cited letters, the Proposals do not focus on specific aspects of compensation and do not provide any guidance as to how the requested reports should be prepared.

B. The Proposals Fails to Define "Improve Performance"

The Proposals also request that the report include "policies to improve performance." However, the Proposals do not define what they each seek in terms of improved performance.

The Pax World Proposal and the Pax World Supporting Statement use the word "performance" seven times. The Pax World Proposal generally notes that "[i]n order for investors to assess Apple's strategy and *performance*, the report should include the percentage pay gap between male and female employees, policies to *improve performance*, and quantitative reduction targets." (emphasis added). In the Pax World Supporting Statement, there are three references to "financial performance," one reference to "better corporate performance" and one reference to "better employee performance." It is entirely unclear whether the requested "policies to improve performance" should be policies regarding financial performance, corporate performance, or employee performance.

Similarly, the Arjuna Proposal and the Arjuna Supporting Statement, requesting the same "policies to improve performance," use the word "performance" on six occasions. The introduction to the Arujna Proposal notes that "diversity leads to better performance, and goes on to reference "earnings performance," "financial performance," and "employee performance."

Without an understanding of what types of performance the Proposals seek improvement of, it is impossible to understand how the Proposals should be implemented. For example, a report on policies to improve financial performance of the Company would have an entirely different focus than a report on policies to improve employee performance and would have an entirely different focus than a report on policies to improve any gender pay equity matters. The Company and the shareholders are provided no guidance as to which of these types of performance the Proposals refer.

Given the Proposals' failure to define key terms and to otherwise provide guidance necessary for their implementation, it is unclear what actions the Company would have to take to implement either of the Proposals. Further, any action taken by the Company in implementing either of the Proposals could be significantly different from what is envisioned by shareholders in voting on the Proposals. Accordingly, each of the Proposals is vague and indefinite and, therefore, is excludable under Rule 14a-8(i)(3).

C. Revision is Permitted Only in Limited Circumstances

While the staff at times permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See* SLB 14B. As the staff noted in SLB 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." As evidenced by the number of vague and indefinite portions of the Proposals discussed above, the Proposals would require such extensive editing to bring each of them into compliance with the Commission's proxy rules that the entire Proposals warrant exclusion under Rule 14a-8(i)(3). As a result, the entirety of each of the Proposals may be omitted under Rule 14a-8(i)(3), and the Proponents should not be given the opportunity to revise.

II. Rule 14a-8(i)(7) – The Proposals Concerns the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

As noted in Staff Legal Bulletin No. 14A (July 12, 2002) ("***SLB 14A***"), the staff permits exclusion under Rule 14a-(8)(i)(7) of proposals that concern "general employee compensation matters." The compensation of a company's general workforce is considered to be so fundamental to management's day-to-day operation of the company's business that it is not appropriate for shareholder oversight through the shareholder proposal process. Proposals that relate to general employee compensation matters are to be distinguished from proposals that relate solely to the compensation of senior executives and directors, which are often deemed to involve a significant policy issue and, therefore, are not excludable as relating to ordinary business. *See* SLB 14A.

The Commission has long held that proposals seeking a report are evaluated by the staff for purposes of Rule 14a-8(i)(7) by considering the underlying subject matter of the proposal. *See* Commission Release No. 34-20091 (Aug. 16, 1983).

The subject matter of these Proposals is general employee compensation. The Proposals request that the Company "prepare a report . . . on the Company's policies and goals to reduce the gender pay gap." The Pax World Proposal also notes that "the report should include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets." Similarly, the Arjuna Supporting Statement notes that an adequate report "would include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets."

The Company acknowledges that the staff previously has not concurred with the exclusion under Rule 14a-8(i)(7) of proposals that directly addressed gender pay equity. *See e.g., Exxon Mobile Corp.* (Mar. 18, 2015); *Verizon Communications Inc.* (Jan. 26, 2004) and *R.R. Donnelly & Sons Co.* (Jan. 6, 1999). As discussed in more detail below, those proposals appear to have been focused solely on pay equity itself as opposed to the Proposals, which use pay equity as a means to address matters relating to the Company's ordinary business operations.

A. The Proposals Seek to Micro-Manage the Company by Requiring the Company to Adopt Compensation Policies and Set Quantitative Targets

In determining whether a proposal relates to ordinary business operations, the staff considers the degree to which the proposal seeks to "micro-manage" the company. The Proposals are excludable because they seek to "micro-manage" the Company by probing too deeply and too prescriptively into matters of a complex nature upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. *See* the 1998 Release.

The Proposals do not merely request a report on gender pay equity. Rather, both the Pax World Proposal and the Arjuna Supporting Statement specifically require that the Company's report include "policies to improve performance, and **quantitative reduction targets**." (emphasis added). The Proposals would expressly require the Company to adopt new employee compensation policies and implement compensation targets affecting its entire workforce. As a result, by requesting specific quantitative targets, the Proposals go far beyond prior gender pay equity proposals cited above and, instead, aim to micro-manage employment policies that affect the entirety of the Company's workforce.

Notwithstanding that the Company believes that it has already substantially implemented non-discriminatory compensation policies for all of its employees, the Proposals overstep the limits of appropriate shareholder business and would require the Company to take particular compensation measures on matters that are precisely the type of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release.

B. The Proposals Relate to the Company's Workforce Management and Employee Relations

The Proposals and Supporting Statements highlight that they are expressly focused on the Company's employee relations and the management of the Company's workforce. For example, both Supporting Statements describe the key benefits of gender diversity in the workforce, including "superior team dynamics and productivity," among other things.

The staff has previously allowed exclusion under Rule 14a-8(i)(7) of proposals relating to a company's management of the workforce. For example, in *Wal-Mart Stores, Inc.* (Mar. 16, 2006), the proposal requested that the board of directors amend the company's equality of opportunity policy to bar intimidation of company employees exercising their right to freedom of association. The staff found the proposal excludable under Rule 14a-8(i)(7) because it related to the company's "ordinary business operations (i.e., relations between the company and its employees)." Similarly, in *Intel Corporation* (Mar. 18, 1999), a proposal recommended that the board of directors implement an "Employee Bill of Rights." The proposed Bill of Rights covered a host of issues relating to inter-employee relations, the length of the work week, the precise time employees are to commence their work on a daily basis and the manner in which they are to otherwise fulfill their job-related responsibilities. The staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) as relating to the company's "ordinary business operations (i.e., management of the workforce)." *See also Merck & Co., Inc.* (Jan. 23, 1997) (concurring with the exclusion of a proposal requiring that the board of directors "adopt policies to encourage employees to express their ideas on all matters of concern affecting the company" because it related to the company's "ordinary business operations (i.e., employee relations)").

The Proposals, because of their direct impact on general employee compensation matters and their express goal to affect employee relations such as improving team dynamic, necessarily relate to the Company's ordinary business operations (i.e., relations between the Company and its employees).

C. The Measures Requested by the Proposals are Directed to Financial Performance of the Company

As noted above, the Proposals do not merely request a report on an issue relating to the Company but request that the Company take additional measures, such as setting quantitative targets, which the Proposals and the Supporting Statements argue will enhance the financial performance of the Company.

The staff has routinely taken the position that proposals relating to enhancement of financial performance relate to ordinary business operations and are excludable under Rule 14a-8(i)(7). According to the staff, "the determination of whether, and what, steps should be taken to enhance the financial performance of the company; including the sale of corporate assets" is a matter relating to the conduct of the company's ordinary business operations. *Ohio Edison Co.* (Feb. 3, 1989); *see also SunSource Inc.* (Mar. 31, 2000) (permitting exclusion of a proposal requesting the creation of a special committee with the specific goal of maximizing stockholder value as relating to ordinary business matters because the proposal related to "non-extraordinary transactions"); *Tremont Corp.* (Feb. 25, 1997) (permitting exclusion of a proposal requesting that the board instruct management to prepare a plan to narrow the gap between the value of the company's shares and the value of its underlying assets as relating to the conduct of the company's ordinary business operations).

Similarly, in *Ford Motor Co.* (Mar. 7, 2005), the staff concurred with the exclusion of a proposal asking the company to adopt a mission statement to achieve "best-in-class" and to report the "financial performance results and progress annually to shareholders." The *Ford Motor Co.* proponent argued that the "[a]doption of the . . . proposal of growth-oriented action [would] strengthen Ford's financial condition and [e]nhance [s]hareholder's [v]alue." In concurring with the exclusion of the proposal pursuant to Rule 14a-8(i)(7), the staff noted that the proposal was excludable as "relating to Ford's ordinary business operations (i.e., business practices and policies)." *See also CVS Corp.* (Feb. 1, 2000) (concurring with the exclusion of a proposal seeking a report describing the company's goals and policies and roles of shareholders and employees to the Company's long-term strategic goals, noting that the proposal was excludable "under [R]ule 14a-8(i)(7) as relating to its ordinary business operations (i.e., business practices and policies)").

In the letters cited above, the staff has recognized that increasing financial performance through non-extraordinary transactions relate to ordinary business operations. Though the means through which the Proposals seek to affect the Company's ordinary business operations differ from the above-cited letters, the goal remains the same. The Proposals seek to improve financial performance by improving gender diversity. To do so, the Proposals seek a report on gender pay equity, including new policies and targets, with the aim that this will ultimately translate into improved financial performance. The Pax World Proposal and the Arjuna Supporting Statement specifically requests a report on "policies to improve performance" to ensure that any change on gender pay equity translates into improved financial performance.

The Company is constantly reviewing its business for areas of improvement and measures that enhance performance but, as with the precedent discussed above, it is not an appropriate subject for shareholder action and, accordingly, the Proposals may be excluded in reliance on Rule 14a-8(i)(7).

D. The Proposals Focus on Ordinary Business Matters Regardless of Whether They Touch Upon a Significant Policy Issue

While the Proposals request a report on gender pay equity, the Proposals merely touch on a significant policy issue as a means to address ordinary business matters. The staff has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it touches upon a significant social policy issue. For instance, in *General Electric Co.* (Feb. 10, 2000), the staff permitted exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The staff noted that, while the proposal touches on the social policy issue of executive compensation, the entire proposal was excludable under Rule 14a-8(i)(7) because "a portion of the proposal relate[d] to ordinary business matters (i.e., the choice of accounting methods)." *See also Dominion Resources, Inc.* (permitting the exclusion of a proposal relating to use of alternative energy because the proposal related, in part, to ordinary business operations (company's choice of technologies for use in its operations)).

As such, the staff has taken the position that proposals related to day-to-day company activities are excludable, regardless of the fact that those day-to-day activities could be tied to larger social issues. *See, e.g., Assurant, Inc.* (Mar. 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change because the proposal related to ordinary business operations "(i.e. evaluation of risk)").

While the staff has found that certain pay equity proposals do transcend ordinary business operations, *see Exxon Mobile Corp.* (Mar. 18, 2015); *Verizon Communications Inc.* (Jan. 26, 2004) and *R.R. Donnelly & Sons Co.* (Jan. 6, 1999), those Proposals focused solely on pay equity as an objective as opposed to as a means to address matters relating to the Company's ordinary business operations.

For example, in *Exxon Mobile*, the proposal sought an annual report on "the percentage of women at the following percentiles of compensation: top 75% by compensation, top 50% by compensation, top 25% by compensation, top 10% by compensation, and top 2% by compensation." Neither the proposal nor the supporting statement in that case included any indication that the proposal requested any measures other than a report on gender pay equity. In *R.R. Donnelly & Sons Co.*, the proposal required "the board of directors conduct a pay equity study and prepare a report on whether all women and minority employees are paid equitably relative to men and non-minorities performing similar jobs with comparable skills." Finally, the proposal in *Verizon Communications Inc.* requested the preparation of "a special report, documenting the distribution of 2003 stock options by race and gender of the recipient of the stock options (i.e. percentage of options received by white men, white women, African-American men, African-American women and so on)." The supporting statement further noted that the purpose of the report was, in part, to ensure that "Verizon's employees receive wealth-creating opportunities that fairly reflect their role and contribution to the company."

The Proposals are distinct from these examples. As discussed at length above, the Proposals do not stop at reporting on gender pay equity and instead seek to utilize gender pay equity as a means to address the Company's financial performance and workforce productivity. Accordingly, the Proposals are excludable under Rule 14a-8(i)(7).

III. <u>Rule 14a-8(i)(6) – The Company Lacks the Power or Authority to Implement the Arjuna Proposal</u>

Rule 14a-8(i)(6) provides that a company may exclude a proposal if the company would lack the power or authority to implement the proposal.

The Arjuna Proposal requires the Company to "prepare a report by *August 2015* . . . ." (emphasis added). Accordingly, the Arjuna Proposal's required deadline for preparation of the report has already passed. Therefore, the Company lacks the power or authority to implement the Arjuna Proposal as written. The staff has previously concurred with the exclusion of proposals that required action by a deadline that had already passed. For instance in *AT&T Inc.* (Feb. 9, 2012), the staff concurred with the exclusion of a proposal that required the implementation of the proposal "within six months of AT&T's 2011 annual meeting." In the company's request for no-action relief, AT&T argued that "six months" from the 2011 annual meeting would be October 29, 2011, which date had already passed by the time AT&T was submitting its request to the staff. The staff concurred with the exclusion of the proposal under Rule 14a-8(i)(6), noting that "it does not appear to be within the power of the board of directors to ensure that the proposal is implemented 'within six months' of AT&T's 2011 annual meeting, it appears that the proposal is beyond the power of the board to implement."

As with the *AT&T Inc.* letter cited above, it is beyond the power of the Company to prepare the request report by "August 2015" given that the date has passed. Thus, the Arjuna Proposal is excludable pursuant to Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(11) – The Arjuna Proposal Substantially Duplicates the Pax World Proposal and May Be Excluded if the Company Includes the Pax World Proposal in Its 2016 Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates a proposal previously submitted by another proponent that will be included in the company's proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independent of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When a company receives two substantially duplicative proposals, the staff has indicated that the company must include in its proxy materials the proposal the company received first (assuming the proposal is not excludable for other reasons), and may exclude the second proposal. *See Great Lakes Chemical Corp.* (Mar. 2, 1998); *Atlantic Richfield Co.* (Jan. 11, 1982).

While the Company believes that both the Pax World Proposal and the Arjuna Proposal are excludable for the reasons described above, in the event the staff disagrees, the Company will include the Pax World Proposal in its 2016 Proxy Materials. As a result, the Arjuna Proposal may, therefore, be excluded as duplicative of the Pax World Proposal which was the first of the two proposals received by the Company. The standard the staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus" and not whether the proposals are worded identically. *See, e.g., Exxon Mobil Corp.* (Mar. 19, 2010); *General Electric Co.* (Dec. 30, 2009).

In this case, the Pax World Proposal is nearly identical to the Arjuna Proposal and the Arjuna Supporting Statement. While the staff does not require the two proposals to be identical and looks to the "principal thrust" or "principal focus" of each of the two proposals, there is no need for the staff to assess the "principal thrust" of each proposal as they are nearly identical. Specifically, the Arjuna Proposal is nearly word-for-word identical to the first clause of the Pax World Proposal – with the exception that the Pax World Proposal requests the report by September 2016 as opposed to the August 2015 date required by the Arjuna Proposal. The Arjuna Supporting Statement is also nearly identical to the second clause of the Pax World Proposal, both of which require information on "Apple's strategy and performance" that should include "the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets." Moreover, the Supporting Statements generally cite to the same reports and articles.

Undoubtedly, the principle thrust of these two proposals is the same given that they are nearly identical. Consequently, inclusion of both in the Company's 2016 proxy materials would cause shareholders to have to consider two substantially duplicative proposals, in direct opposition to one of the stated purposes of Rule 14a-8(i)(11). *See* Exchange Act Release No. 34-12598 (July 7, 1976). As a result, if the staff disagrees that the Pax World Proposal may be excluded for the reasons set forth above, the Company may properly exclude the Arjuna Proposal under Rule 14a-8(i)(11).

CONCLUSION

For the reasons discussed above, the Company believes it may omit the Proposals and Supporting Statements from its 2016 Proxy Materials in reliance on Rule 14a-(8)(i)(3) and Rule 14a-(8)(i)(7).

Separately, the Company believes it may omit the Arjuna Proposal and the Arjuna Supporting Statement from its 2016 Proxy Materials in reliance on Rule 14a-(8)(i)(6).

Alternatively, in the event the staff does not concur that the Proposals may be excluded on any of the bases discussed above, it is the Company's view that the Arjuna Proposal and the Arjuna Supporting Statement may be excluded pursuant to Rule 14a-8(i)(11).

We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposals and Supporting Statements from its 2016 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel
Corporate Law

Attachments

cc: Arjuna Capital/Baldwin Brothers Inc.
cc: Pax World Mutual Funds

Exhibit A

Copy of the Pax World Proposal and Related Correspondence

From: **Heather Smith** hsmith@paxworld.com
Subject: Pax World Shareholder Proposal
Date: September 21, 2015 at 1:41 PM
To: shareholderproposal@apple.com



Good Afternoon,

Attached please find a shareholder proposal on pay equity submitted by Pax World. A hard copy of this proposal has also been overnighted to the address provided in your 2015 proxy statement.

Regards,

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow St., Suite 400
Portsmouth, NH 03801

603-501-7351
603-431-8732 (fax)
www.paxworld.com


PAX

Pax World Mutual Funds

Please consider the environment before printing this email.



Pax World_Apple Pay Equity Rep...roposal.pdf



September 21, 2015

Mr. Bruce Sewell
Senior Vice President,
General Counsel & Secretary
Apple, Inc.
1 Infinite Loop, MS: 301-4GC
Cupertino, CA 95014

Dear Mr. Sewell:

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2015 proxy statement of Apple, Inc. (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding pay equity, at the 2016 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of the Company's shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held.

I represent that Pax World or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. We have attached a letter confirming our proof of ownership.

We welcome the opportunity to discuss this proposal with you in greater detail. Please contact Heather Smith by email at hsmith@paxworld.com or by phone at (603) 501-7351 if you have any questions regarding this matter.

Sincerely,



Joseph F. Keefe
President & CEO
Pax World Mutual Funds

Encl. Resolution Text
Proof of Ownership Letter

Pay Equity Report

Whereas:

The business case for gender diversity is well-established with a growing body of evidence linking greater board and managerial diversity with better company financial performance, but the technology industry has struggled to attract and retain women employees. The median income for a woman working full time in the United States is reported to be 79% of that of their male counterparts.

The National Center for Women and Information Technology reports key benefits of gender diversity include better financial performance, superior team dynamics and productivity, teams that stay on schedule and under budget, and improved employee performance.

Yet women make up just 26% of the US IT workforce, with 56% of women leaving the industry at a midlevel position. Women are even less well represented in executive positions. According to a study by Fenwick & West, 46.7% of the Silicon Valley 150 Index companies had no women executive officers in 2014.

At Apple, approximately 31% of the Company's US employees are women, and account for only 28% of its leadership.

Credit Suisse has found that more diversity in management coincides with better corporate performance and higher stock market valuations. Mercer reports that "pay equity appears to be a critical driver of gender diversity" and actively managing pay equity "is associated with higher current female representation at the professional through executive levels and a faster trajectory to improved representation."

Regulatory risks related to pay parity are growing. Nationally, legislative efforts include the Lilly Ledbetter Fair Pay Act of 2009, the Paycheck Fairness Act (pending before Congress), and an executive action by President Obama requiring companies that do business with the federal government to report pay data by gender and race. At the state level, the California Senate recently passed the Fair Pay Act, which contains some of the strongest measures yet to close the gender wage gap.

Resolved: Shareholders request Apple prepare a report by September 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

In order for investors to assess Apple's strategy and performance, the report should include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets.

Supporting Statement: With the evidence linking greater diversity to pay equity, and the strong links between management diversity and financial performance and more robust decision-making, well-managed companies would do well to understand the equity attributes of their pay, at all levels of the corporation, by gender as well as other facets of diversity, such as race, ethnicity, experience, background and discipline. Amid increasing regulatory interest, it is apparent that pay equity is something that companies should thoroughly understand, manage, and report on to shareholders.



STATE STREET

Global Services
Box 5501
Boston, MA 02206

www.statestreet.com

September 21, 2015

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: Apple, Inc. (037833100)

Dear Ms. Smith,

State Street Bank & Trust Co., DTC Participant Code 0997, acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of Apple, Inc. with Cusip 037833100 with a market value of at least $2,000 for a period of one year as of September 21, 2015.

Apple, Inc
037833100

Pax World Growth Fund
96,925.000
9L02

Pax World Balanced Fund
332,500.000
9L10

Sincerely,

Mitchell Comeau
Officer

Exhibit B

Copy of the Arjuna Proposal and Related Correspondence

From: **Natasha Lamb** natasha@arjuna-capital.com
Subject: Gender Pay Parity Proposal
Date: September 23, 2015 at 9:22 AM
To: shareholderproposal@apple.com


NL

Dear Mr. Sewell,

Please find a shareholder proposal on gender pay parity at Apple attached and please confirm receipt. We would welcome the opportunity to discuss this further.

Sincerely,

Natasha Lamb

[esig_natasha.gif]


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

Natasha Lamb
PORTFOLIO MANAGER,
DIRECTOR OF EQUITY RESEARCH
& SHAREHOLDER ENGAGEMENT

natasha@arjuna-capital.com
978.578.4123

WWW.ARJUNA-CAPITAL.COM


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

September 23rd, 2015

Apple Inc.
The Secretary's Office
Bruce Sewell, General Counsel & Secretary
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

Dear Mr. Sewell:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Apple Inc. on behalf of our client Adam Seitchik. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Adam Seitchik holds more than $2,000 of AAPL common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2016 annual meeting. Enclosed please find verification of the position and a letter from Adam Seitchik authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on his behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Apple about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Cc: Tim Cook, Chief Executive Officer

Enclosures

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

BALDWIN BROTHERS
The evolution of investment

Gender Pay Parity

Whereas:

The median income for women working full time in the United States is reported to be 78 percent of that of their male counterparts. At the current rate, women are not expected to reach pay parity until 2058.

Technology-industry recruiting firm Dice reports men earned nearly 10,000 dollar more than women on average in 2014. Meanwhile, the industry struggles to attract and retain women workers. A large body of evidence suggests that diversity leads to better performance. Tim Cook has stated Apple has "a lot more work" to do on diversity.

The New Yorker reports men constitute sixty to seventy percent of employees at technology companies, forty-five percent of tech companies lack a single female executive, few women hold senior management and board positions, and there are high rates of attrition among women. According to the Harvard Business Review, 41 percent of highly qualified scientists, engineers, and technologist in entry-level positions are female, yet 56 percent of midcareer women ended up leaving the field before reaching senior positions.

At Apple, approximately 31 percent of our Company's employees are women, and women account for only 28 percent of the firm's leadership.

Mckinsey & Company states "the business case for the advancement and promotion of women is compelling" finding companies with highly diverse executive teams boasted higher returns on equity (+10.7 percent), earnings performance (+91.4 percent), and stock price growth (+36 percent). McKinsey advocates best practices to address this underleveraged opportunity including "tracking and eliminating gender pay gaps."

The National Center for Women and Information Technology reports key benefits of gender diversity include: better financial performance, superior team dynamics and productivity, teams that stay on schedule and under budget, and improved employee performance. A 2014 study found gender diverse teams were better at driving "radical innovation."

Regulatory and litigation risk exists related to pay parity. The Paycheck Fairness Act of 2014 is pending before Congress to improve company-level transparency and strengthen penalties for equal-pay violations.

President Obama signed an executive action requiring companies who do business with the federal government to report pay data by gender and race. AstraZeneca and G&K Services Co. where both forced to pay settlements after the government sued them for gender discrimination.

The Wall Street Journal reports, "Academic research attributes salary inequalities to several factors—from outright bias to women failing to ask for raises." Harvard University economist Claudia Goldin concluded the pay gap stems from women making less in the same jobs as their male colleagues.

Reuters reports Microsoft's CEO was criticized for suggesting women in technology should not ask for raises but have faith in the "system."

Resolved: Shareholders request Apple prepare a report by August 2015, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

Supporting Statement: A report adequate for investors to assess Apple's strategy and performance would include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets.

September 22, 2015

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Apple Inc. regarding Gender Pay Equality.

I am the beneficial owner of more than $2,000 worth of common stock in Apple Inc. that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Adam D Seitchik

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

September 23, 2015

Re: ADAM D SEITCHIK Acct ***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 49 shares of AAPL common stock. These 49 shares have been held in this account continuously for at least one year prior to September 23, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191